Forlink Software Corporation, Inc.
9/F, Fang Yuan Tower, Yi No. 56
Zhongguancun South Street, Haidian District
Beijing 100044, P.R. China

October 27, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington DC, 20549
Attn:      Sherri Bowen, Marc Thomas and Brad Skinner

Re:	Forlink Software Corp. Inc.
Form 10-KSB For Fiscal Year Ended December 31, 2004
Filed March 31, 2005
Form 10-QSB For Fiscal Quarter Ended March 31, 2005
Filed May 16, 2005
File No. 0-18731

Dear Ms. Bowen, Mr. Thomas and Mr. Skinner:

We enclose marked drafts of the Forlink Software Corp. Inc.’s (the “Company”) proposed Amendment No. 1 to Form-10KSB for the fiscal year ended December 31, 2004 (the “Amended Annual Report”) and proposed Amendment No. 1 to Form 10-QSB for the quarterly period ended March 31, 2005 (the “Amended Quarterly Report”). The Amended Annual Report and the Amended Quarterly Report both contain revisions that have been made in response to the comments received from the staff ("Staff") of the Securities and Exchange Commission in their letter dated July 11, 2005. Set forth below are the Company’s responses to the Staff’s comments. We have reproduced the Staff’s comments and have followed each comment with our response. A marked copy of the Amended Annual Report and Amended Quarterly Report is being provided supplementally with a copy of this letter for the convenience of the Staff.

Form 10-KSB for Fiscal Year Ended December 31, 2004

Description of Business:

SEC: 1.
The discussion of each of your identified business (i.e. FTCL, FTHK, BFHX and FTCD) should address the specific nature of the operations in which each entity is involved. You should identify whether each entity is operating, the revenues and costs which have been contributed by each of these entities during the periods presented and reported upon, why the individual business entity’s operation were discontinued or dissolved and when, as well as addressing management’s plan for each entity going forward. Your discussion of FTHK should address in detail the specific nature of their principal activities which currently appear to be investment holding and the trading of computer products (i.e. what does this mean). Further, your discussion of BFHX does not identify what this entity does other than to identify it as a variable interest entity.

Forlink:	Our amendments are the following:

1). 2004 10KSB, page 2, under “Company history and recent developments”, first paragraph from the top, a sentence is added.

“FTCL is the major operating company of the Group in Beijing.”

2). 2004 10KSB, page 2, under “Company history and recent developments”, second paragraph from the top. (For complete description, please refer to the marked copy of the amended filing.)

“FTHK is an investment holding company. Because of the favorable business environments in Hong Kong, we can simplify and speed up investment transactions through this subsidiary. Through FTHK, on December 18, 2003, we invested $760,870 in a privately held PRC company, All China Logistics Online Co., Ltd. ("All China"), a leading provider of logistic services in China, in exchange for 17.8% equity interests. Through this investment, we have become the second largest shareholder of All China and its sole software solution provider.”

“On June 14, 2004, Forlink Technologies (Chengdu) Limited ("FTCD") was established as a limited liability company in Chengdu, PRC and subsequently it became a wholly owned subsidiary of FTHK in September 2004. FTCD is our software supporting office currently under initial development stage. Upon completion, it will be responsible for software outsourcing projects and software development. The registered capital of FTCD is $5,000,000 and the fully paid up capital was $750,000 as of December 31, 2004. FTCD has not commenced operations since the date of establishment.”

“FTHK is also responsible for importing hardware needed in the integration products from overseas companies directly, thus improve our hardware pass-through profit margin.”

“Except for FTCD, which is currently under development stage, all other major group companies, i.e. FTCL, FTHK and BFHX, are operating companies. During the reporting period, none of the group companies’ operation were discontinued or dissolved.”

3). 2004 10KSB, page 2, under “Company history and recent developments”, fourth paragraph from the top. (For complete description, please refer to the marked copy of the amended filing.)

“In compliance with PRC’s foreign investment restrictions on Telecom value-added services and other laws and regulations, we conduct our Telecom value-added services and application integration services for government organizations in China via Beijing Forlink Hua Xin Technology Co. Ltd. ("BFHX").”

“Through BFHX, on September 28, 2004, we invested $36,232 in Huntington Network Technologies (Beijing) Co., Ltd., which is a privately held PRC company and operates the Gmgame.com, in exchange for 30% equity interests. Gmgame.com is a fast growing online game portal committed to providing Chinese players with the widest variety of online games available. This investment enables us to enter a fast growing market and utilize our IT expertise to further diversify our revenues.”

SEC: 2.	Discuss in detail your business relationships with China Mobile and Beijing Mobile. Address how these relationships have impacted your operating history.

Forlink:	Our amendments are the following: 2004 10KSB, page 7, under “Dependence on major customers”, second paragraph from the top.

“Our largest customer has been Beijing Mobile Communication Company, which is a subsidiary of China Mobile. Since 1998, we have been developing and maintaining BOSS (Business Operation Support System) for the carrier. BOSS is an integrated software platform and it is developed in stages to accommodate the carrier’s increasing subscribers and service offerings. We are currently developing and maintaining phase two of BOSS.”

“Although we are an important strategic IT partner of Beijing Mobile, we do not have long term contracts with the carrier. All of our agreements with the carrier are for short term projects or sales of third-party hardware. While we feel that our significant relationships with Beijing Mobile will likely provide additional sales agreements in the future, Beijing Mobile is not contractually bound to purchase any products or services from us. Loss of this customer could hurt our business by reducing our revenues and profitability.”

“During the fiscal years ended December 31, 2001, 2002, 2003 and 2004, sales to Beijing Mobile Communication Company were $4,097,560, $8,229,159, $8,999,662 and $9,002,191 respectively, accounting for 80%, 88%, 96% and 89%, of our revenue for these periods, respectively.”

Management’s Discussion & Analysis or Plan of Operations, pages 8-10

SEC: 3.
We note that Beijing Mobile accounted for 89% and 96% of Total revenue for 2004 and 2003, respectively. We also note that accounts receivable from this customer were 40% and 91% of total accounts receivable for the same respective periods. Further, we note that the significant decrease in revenue during the first quarter of 2005 was due to several factors including a sharp decrease in revenue recognized from this customer. Discuss and quantify the amount of product and services revenues recognized from this customer during the periods presented. Address the types of services provided, the nature and length of the arrangement with Beijing Mobile as well as any other pertinent factors which will enable an investor to clearly understand the importance of this customer to your operating performance. If you have a long-term agreement with this customer, then summarize the material terms of the agreement such as the specific products purchased, the total amount to be purchased and the period of the agreement. File this contract as an exhibit to your form 10-KSB. Refer to Items 303(b) and 601(10)(i)(B) of Regulation S-B. You should address why revenues decreased significantly during the first quarter of fiscal 2005.

Forlink:	Our amendments are the following:

1). 2004 10KSB, page 9, in “Management's Discussion and Analysis or Plan of Operation”, under subheading “Overview”. The following paragraphs were added. (for complete description, please refer to the marked copy of the amended filing.)

“We have derived, and believe that we will continue to derive, a significant portion of our revenues from Beijing Mobile Communication Company, a subsidiary of China Mobile. Since 1998, we have been developing and maintaining BOSS (Business Operation Support System) for the carrier. BOSS is an integrated software platform and it is developed in stages to accommodate the carrier’s increasing subscribers and service offerings. We are currently developing and maintaining phase two of BOSS.”

“Although we are an important strategic IT partner of Beijing Mobile, we do not have long term contracts with the carrier. All of our agreements with the carrier are for short term projects or sales of third-party hardware. While we feel that our significant relationships with Beijing Mobile will likely provide additional sales agreements in the future, Beijing Mobile is not contractually bound to purchase any products or services from us. Loss of this customer could hurt our business by reducing our revenues and profitability.”

“During the fiscal years ended December 31, 2001, 2002, 2003 and 2004, sales to Beijing Mobile Communication Company were $4,097,560, $8,229,159, $8,999,662 and $9,002,191 respectively, accounting for 80%, 88%, 96% and 89%, of our revenue for these periods, respectively.”

2). Because in the amended filing we have discussed our reliance on a major customer (Beijing Mobile) in detail with supporting historical and present financial data, we believe it is not necessary to further classify the sales according to product and services or other subcategories. In addition, service revenue has been less than 5% of total revenue for this customer, 2003 and 2004. However, we will provide such information at your request. For your information, if we classify the sales according to product and services, our sales to Beijing mobile will be the following:

	Year 2003 (USD)		Year 2004 (USD)
	Sales	Cost	Sales	Cost
Product	8,935,210.31	5,775,955.51	8,739,000.87	5,935,477.88
Services	64,451.69	59,559.49	263,190.13	232,117.12
Total:	8,999,662.00	5,835,515.00	9,002,191.00	6,167,595.00

	Three-month ended on March 31, 2005 (USD)
	Sales	Cost
Product	371,355.03	295,743.01
Services	74,534.16	71,742.56
Total:	445,889.19	367,485.57

3). 2004 10KSB, page 10, in “Management's Discussion and Analysis or Plan of Operation”, under subheading “Overview”. The following sentences were added.

“FTCD is our software supporting office currently under initial development stage. Upon completion, it will be responsible for software outsourcing projects and software development.”

4). 2005 first quarter 10QSB, page 1, in “Management's Discussion and Analysis”, under subheading “Overview”. The following paragraphs were added (for complete description, please refer to the marked copy of the amended filing.)

“We have derived, and believe that we will continue to derive, a significant portion of our revenues from Beijing Mobile Communication Company, a subsidiary of China Mobile. Since 1998, we have been developing and maintaining BOSS (Business Operation Support System) for the carrier. BOSS is an integrated software platform and it is developed in stages to accommodate the carrier’s increasing subscribers and service offerings. We are currently developing and maintaining phase two of BOSS.”

“Although we are an important strategic IT partner of Beijing Mobile, we do not have long term contracts with the carrier. All of our agreements with the carrier are for short term projects or sales of third-party hardware. While we feel that our significant relationships with Beijing Mobile will likely provide additional sales agreements in the future, Beijing Mobile is not contractually bound to purchase any products or services from us. Loss of this customer could hurt our business by reducing our revenues and profitability.”

“For the three months ended March 31, 2004 and 2005, sales to Beijing Mobile Communication Company were $5,322,990 and $445,889, respectively, accounting for 96% and 68%, of our revenue for these periods, respectively.”

5). 2005 first quarter 10QSB, page 2, in “Management's Discussion and Analysis”, under subheading “Revenues”. The following paragraphs were revised (for complete description, please refer to the marked copy of the amended filing.)

“The change was mainly attributable to the following reasons: our continued focus on increasing software sales, and decreasing integration projects with low profit margin hardware pass-through. Because a significant percentage of our revenue comes from hardware pass-through, the change of strategy caused our revenue to fall; a long Chinese New Year Holiday caused a seasonal order fluctuation of our major customers; a large system integration project of 2003 was completed in the first quarter of 2004 and the corresponding revenue of $5,185,763 was recognized in that quarter, which caused the first quarter of 2004 system integration revenue to be larger than usual.”

6). 2005 first quarter 10QSB, page 6, in “Management's Discussion and Analysis”, under subheading “Net Sales”. The following paragraphs were revised (for complete description, please refer to the marked copy of the amended filing.)

“The change was mainly attributable to the following factors: our continued focus on increasing software sales, and decreasing integration projects with low profit margin hardware pass-through. Because a significant percentage of our revenue comes from hardware pass-through, the change of strategy caused our revenue to fall; a long Chinese New Year Holiday caused a seasonal order fluctuation of our major customers; a large system integration project of 2003 was completed in the first quarter of 2004 and the corresponding revenue of $5,185,763 was recognized in that quarter, which caused the first quarter of 2004 system integration revenue to be larger than usual.”

Financial Statements

Statements of Operations

SEC: 4.
You recognize revenues from several different sources, specifically network software systems, consulting and engineering services and computer hardware. You disclose that For-series integration services and software were 78% and 22%, respectively, of total revenue in 2004 and 74% and 26%, respectively, of total revenue in 2003. Tell us what consideration you have given to separately disclose hardware, software and services revenues and the related costs of these revenues on the face of the statements of operations.

Forlink:
The classification of revenues in MD&A is according to the Company’s brand name, the purpose of which is to provide the information to the readers in respect of the sales of self developed “For-series” brand. Whereas, the revenues classified in the financial statements are based on the different point of recognition of revenue.

Statements of Cash Flows

SEC: 5.	Disclose the effects of exchange rate changes on cash held in foreign currencies in accordance with paragraph 25 of SFAS 95.

Forlink:	We disclosed the fact in our “Notes to Consolidated Financial Statements” under Note 2 - Summary of Important Accounting Policies “Foreign Currency Translation and Transactions”.

As we have disclosed, most of the cash held in foreign currencies of the Group are denominated in RMB and HK$. The exchange rates between US$, HK$ and RMB are fairly stable during 2004 and Q1 2005. Thus, there were no material effects of exchange rate changes on cash held in foreign currencies in accordance with paragraph 25 of SFAS 95.”

Note 2 - Summary of Important Accounting Issues

Foreign Currency Translation and Transactions

SEC: 6.	Provide the foreign currency translation gain and loss disclosures described in paragraphs 30-31 of SFAS 52.

Forlink:	We disclosed the fact in our “Notes to Consolidated Financial Statements” under Note 2 - Summary of Important Accounting Policies “Foreign Currency Translation and Transactions”.

As we have disclosed, most of the cash held in foreign currencies of the Group are denominated in RMB and HK$. The exchange rates between US$, HK$ and RMB are fairly stable during 2004 and Q1 2005. Thus, there were no material effects of exchange rate changes on cash held in foreign currencies in accordance with paragraph 25 of SFAS 95.”

Revenue Recognition

SEC: 7.
We note that you provide integration services for your application solutions products and that these integration services are provided in stages. Describe supplementally whether these services are accounted for under SOP 97-2. Explain to us how you recognize revenues and related costs under these types of contracts.

Forlink:	Our amendments are the following: (2004-10KSB page 12-13, F-9; 2005-10QSB page 5-6, F-8) under “Revenue Recognition”

“We generally provide services under multiple element arrangements, which include software license fees, hardware and software sales, provision of system integration services including consulting, implementation, and software maintenance. We evaluate revenue recognition on a contract-by-contract basis as the terms of each arrangement vary. The evaluation of the contractual arrangements often requires judgments and estimates that affect the timing of revenue recognized in the statements of operations. Specifically, we may be required to make judgments about:

-	whether the fees associated with our products and services are fixed or determinable;
-	whether collection of our fees is reasonably assured;
-	whether professional services are essential to the functionality of the related software product;
-	whether we have the ability to make reasonably dependable estimates in the application of the percentage-of-completion method; and
-	whether we have verifiable objective evidence of fair value for our products and services.

We recognize revenues in accordance with the provisions of Statements of Position, or SOP, No. 97-2, “Software Revenue Recognition”, as amended by SOP No. 98-9, “Modification of SOP 97-2, Software Revenue Recognition, with respect to Certain Transactions”, Staff Accounting Bulletin, or SAB, 104, “Revenue Recognition”. SOP 97-2 and SAB 104 require among other matters, that there be a signed contract evidencing an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is probable.

Software license revenue is recognized over the accounting periods contained in the terms of the relevant agreements, commencing upon the delivery of the software provided that (1) there is evidence of an arrangement, (2) the fee is fixed or determinable and (3) collection of the fee is considered probable. Under certain arrangements, the Company capitalize related direct costs consisting of third party software costs and direct software implementation costs. These costs are amortized over the term of the arrangement.

Revenue is recognized net of value added tax (“VAT”) payable to, but includes the benefit of the rebate of VAT on sale of software products received or receivable from, the Chinese tax authorities as part of the PRC government’s policy of encouraging software development in the PRC. Sales of products in the PRC are subject to a 17% VAT. Companies that fulfill certain criteria set by the relevant authorities and which develop their own software products and have the software products registered with the relevant authorities in the PRC are entitled to a refund of VAT equivalent to the excess over 3% of revenue paid in the month when output VAT exceeds input VAT (excluding export sales). The excess portion of the VAT is refundable and is recorded on an accrual basis. The VAT rebate was $166,623 and $296,927 in 2004 and 2003 respectively.”

SEC: 8.
Tell us if integration or other services are provided in connection with software sales. If so, tell us if the integration entails significant development, modification, or customization of your software as described in paragraph 8 of SOP 97-2. Also, tell us if services provided are considered essential to the functionality of the software. Describe how paragraphs 70-71 of SOP 97-2 are applied.

Forlink:
Our off-the-shelf software does not require significant modification and customization services. For custom software with integration that is not considered to be off-the-shelf software, the entire arrangement is accounted for under contract accounting where revenue is recognized in stages as separate identifiable phases of a project are completed and accepted by customers.

SEC: 9.	Also tell us if you consider contracts that include software, services and PCS to be multi-element contracts. If so, explain how VSOE is determined for each of the elements. Refer to paragraph 10 of SOP 97-2.

Forlink:	Our amendments are the following: (2004 10KSB page 12-13; 2005-10QSB page 5-6) under “Revenue Recognition”

“In the case of maintenance revenues, vendor-specific objective evidence, or VSOE, of fair value is based on substantive renewal prices, and the revenues are recognized ratably over the maintenance period.

In the case of consulting and implementation services revenues, where VSOE is based on prices from stand-alone sale transactions, and the revenues are recognized as services are performed pursuant to paragraph 65 of SOP 97-2.

The sale of computer hardware is recognized as revenue on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed, pursuant to SAB 104.

Remote hosting services, where VSOE is based upon consistent pricing charged to customers based on volumes and performance requirements on a stand-alone basis and substantive renewal terms, are recognized ratably over the contract term as the services are performed. The remote hosting arrangements generally require the Company to perform one-time set-up activities and include a one-time set-up fee. This one-time set-up fee is generally paid by the customer at contact execution. The Company determined that these set-up activities do not constitute a separate unit of accounting, and accordingly the related set-up fees are recognized ratably over the term of the contract.”

SEC: 10.	Tell us and discuss how you are accounting for Application Services Provider services. We reference EITF 00-3.

Forlink:	Our amendments are the following: (2004 10KSB page 12-13; 2005-10QSB page 5-6) under “Revenue Recognition”

“We consider the applicability of EITF 00-3, “Application of AICPA Statement of SOP 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity’s Hardware”, to the hosting services arrangements on a contract-by-contract basis. If we determine that the customer has the contractual right to take possession of our software at any time during the hosting period without significant penalty, and can feasibly run the software on its own hardware or enter into another arrangement with a third party to hast the software, a software element covered by SOP 97-2 exists. When a software element exists in a hosting services arrangement, we recognize the license, professional services and hosting services revenues pursuant to SOP 97-2, whereby the fair value of the hosting service is recognized as revenue ratably over the term of the hosting contract. If we determine that a software element covered by SOP 97-2 is not present a hosting services arrangement, we recognize revenue for the hosting services arrangement, ratably over the term of the hosting contract pursuant to SAB 104.”

Note 5 - Inventories

SEC: 11.
Tell us the reasons for the significant inventory decrease between December 31, 2003 and 2004. Similarly, tell us the reasons for the significant inventory increase which occurred between December 31, 2004 and March 31, 2005. You should consider addressing the reasons for these changes within the liquidity section of MD&A.

Forlink:	1. Our amendments are the following: (2004-10KSB page 7)

“Our inventory position at the end of 2004 was $24,639, as compared to $1,145,098 at the beginning of the year. This is because at the end of 2003, we had a large software inventory item (in the amount of $1,039,939) in the process of delivery to Beijing Mobile for a large project. This caused 2003 inventory to be larger than usual.”

2. 2005 10QSB page 9

“Our inventory position at the end of the quarter was $282,864, as compared to $24,639 at the end of 2004. The increase is because in the first quarter of 2005, some of our inventories were delivered to our customers and used in the relevant projects. However, because the delay in signing the receipt by our customers, the inventories remained on our books.”

Note 9 Goodwill

SEC: 12.	Your disclosure should address the requirements of paragraphs 42-47 of SFAS 142, including the following:

•	When the goodwill amounts were recorded,
•	How the amount recorded was determined,
•	Identify what acquisition resulted in the recording of goodwill including a specific description of the transaction,
•	Address any goodwill impairments which have been recorded since the initial recording of the goodwill,
•	Address how you test for impairment and tell us why you believe there has been no further impairment in goodwill.

Forlink:	Our amendments are the following: (2004-10KSB page 14-15, F-17; 2005-10Q page 6, F-13)

“We accounted for the acquisition in accordance with SFAS No. 141 "Business Combinations", which resulted in the recognition of goodwill. Goodwill represents the excess of acquisition cost over the estimated fair value of net assets acquired as of August 27, 2001 as a result of acquisition of Slait. The acquisition cost is based upon a value of $0.34 per share, the closing price of Forlink's common stock on January 11, 2001 (date of the agreement of Plan of Reorganization), plus a value of $0.15 per option determined using a Black Scholes model on January 11, 2001.

The purchase price, purchase-price allocation, and financing of the transaction are summarized as follows:

Consideration paid as:
Common stock of Forlink issued	$8,659,800
Options of Forlink issued	125,550
8,785,350
Allocated to historical book value/fair value of Forlink's assets and liabilities
(134,781)
Excess purchase price over allocation to identifiable assets and liabilities (goodwill)
$8,650,569

As the acquisition was completed after June 30, 2001, no amortization of goodwill was necessary in accordance with SFAS No. 142 "Goodwill and other Intangible Assets".

During the quarter ended June 30, 2002, we completed the first step of the transitional goodwill impairment test (i.e. comparing the carrying amount of the net assets, including goodwill, with the fair value of the Company as of January 1, 2002). Based on the results of the first step of the test, the Company believes that there was no impairment of goodwill as of January 1, 2002.

However, in the quarter ended June 30, 2002, the closing trading price of the Company's common stock had fallen to $0.05 per share, which indicated that there might be a potential impairment of goodwill since January 1, 2002. Therefore, we performed an additional impairment test as of June 30, 2002. As a result of the impairment test performed, which was based on the fair value of the Company as determined by the trading price of the Company's common stock, an impairment of $5,308,760 was recorded in the quarter ended 30 June 2002. As the closing trading price of the Company's common stock as of December 31, 2002 had fallen to $0.04 per share, a total impairment of $6,966,546 was recorded for the year ended December 31, 2002.

As of December 31, 2003 and 2004, we completed the annual impairment test. Based on the result of the first step of the test, the Company believes that there was no further impairment of goodwill as of December 31, 2003 and 2004.”

Forlink:	Additional changes: 2004-10KSB, page F-4, “Consolidated Statements of Operations”

	YEAR ENDED	YEAR ENDED
	DECEMBER 31,	DECEMBER 31,
	2004	2003
NET SALES	$10,000,110	$9,391,197
VALUE-ADDED
TAX REBATES
(NOTE 2)	166,623	296,927
	10,166,733	9,688,124

has been changed to

	Year ended	Year ended
	December 31, 2004	December 31, 2003
Net sales (Note 2)	$10,166,733	$9,688,124

VALUE-ADDED TAX REBATES should have been included in the Net sales.

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned if you should have further questions or comments.

Very Truly Yours,
/s/ Hongkeung Lam
Hongkeung Lam Chief Financial Officer

Company Certification and Acknowledgment

On behalf of Forlink Software Corporation, Inc. (the “Company), I, Hong Keung Lam, certify and acknowledge as follows in connection with responding to the Staff’s comment letter dated July 11, 2005:

1.	I am the duly appointed Chief Financial Officer of the Company and have the power and authority to make the certification and acknowledgment contained herein for the Company;

2.	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings with the Commission;

3.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings with the Commission; and

4.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

/s/ Hongkeung Lam
Hongkeung Lam
Chief Financial Officer
Forlink Software Corporation, Inc.

Phone: 011 86 10 8802 6633
Fax: 011 86 10 8802 6533
Email: ir@forlink.com